H World Group Limited

No. 699 Wuzhong Road

Minhang District

Shanghai 201103

People’s Republic of China

August 18, 2022

VIA EDGAR

Babette Cooper

Jennifer Monick

Isabel Rivera

Jeffrey Gabor

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:  H World Group Ltd. (the “Company”)

Form 20-F for the fiscal year ended December 31, 2021 (“FY 2021 20-F”)

Filed April 27, 2022

File No. 001-34656

Dear Ms. Cooper, Ms. Monick, Ms. Rivera and Mr. Gabor:

The Company confirms receipt of the comments on its FY 2021 20-F from the Securities and Exchange Commission dated August 10, 2022 (the “Comment Letter”). Due to the number and complexity of the comments received and the fact that the Company is currently preparing for its unaudited financial results for the second quarter and first half of 2022 (which are expected to be announced on Monday, August 29, 2022 before the opening of the U.S. market), the Company would like to request an extension to respond to the Comment Letter. The Company expects to provide its responses to the Comment Letter via EDGAR as soon as possible, and no later than September 7, 2022.

If you have any questions, please contact the Company’s U.S. counsel, Ms. Shuang Zhao of Cleary Gottlieb Steen & Hamilton LLP at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

By:	/s/ Hui Jin
Name:	Hui Jin
Title:	Chief Executive Officer

cc:      Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP

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